CALL OPTION AGREEMENT

THIS CALL OPTION AGREEMENT (this "Agreement") is made and entered into as of April 27, 2015, by and between National Geographic Society, a District of Columbia non-profit corporation ("NGS"), Sven-Olof Lindblad, an individual resident in the State of New York ("Grantor") and Capitol Acquisition Corp. II, a Delaware corporation ("Acquiror").

RECITALS

WHEREAS, NGS and Lindblad Expeditions, Inc. (the "Company") are parties to that certain Second Amendment to Alliance and License Agreement, dated as of March 9, 2015 (the "License Amendment"), and that certain Second Amendment to Tour Operator Agreement, dated as of March 9, 2015 (the "Tour Operator Amendment", and together with the License Amendment, the "NGS Amendments"). Capitalized terms used in this Agreement without definition shall have the meanings ascribed to them in the License Amendment; and

WHEREAS, the Company has entered into the Merger Agreement with Acquiror, Argo Expeditions, LLC ("Argo Expeditions") and Argo Merger Sub, Inc. ("Merger Sub"), pursuant to which (i) Merger Sub will merge with and into the Company in the Initial Merger, with the Company surviving as the Interim Corporation, (ii) the Interim Corporation will merge with and into Argo Expeditions, with Argo Expeditions surviving as the Surviving Company in the Subsequent Merger, and (iii) the holders of Company common stock prior to the Initial Merger will receive cash, shares of common stock of Acquiror, par value $0.0001 per share ("Acquiror Stock") or a combination of the two in consideration for their securities of the Company, pursuant to and in accordance with the Merger Agreement; and

WHEREAS, Grantor, in consideration for shares of Company common stock owned by him immediately prior to the Transaction Closing Date, will receive 14,125,827 shares of Acquiror Stock as a result of the Transaction, representing 31.38% of the issued and outstanding shares of Acquiror Stock on the Transaction Closing Date; and

WHEREAS, it is a condition precedent to the effectiveness of the NGS Amendments that Grantor execute and deliver an option agreement granting NGS the right to purchase the Covered Shares (as defined herein) from Grantor on the terms set forth in the NGS Amendments; and

WHEREAS, NGS is willing to agree to restrictions on the transfer of the Option Shares purchased by it upon exercise of the Call Option (as defined herein).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties hereby agree as follows:

AGREEMENT

1.   Establishment of Escrow Account.

(a)   Escrow Account. On or before the Transaction Closing Date, Grantor and NGS will establish an escrow account (the "Escrow Account") with an escrow agent reasonably

DC: 5683332-4

acceptable to NGS and Grantor(the "Escrow Agent"). On the Transaction Closing Date, (i) Grantor, NGS and Acquiror shall enter into an escrow agreement with the Escrow Agent in substantially the form attached hereto as Annex A, as the same may be amended by NGS with the approval of Grantor and Acquiror, which approval shall not be unreasonably withheld, conditioned or delayed (the "Escrow Agreement") and (ii) Grantor shall cause Acquiror, and Acquiror hereby agrees, to deliver the share certificate representing the Covered Shares to the Escrow Agent to be held in the Escrow Account pursuant to the terms and subject to the conditions of the Escrow Agreement. Each of Grantor, Acquiror and NGS hereby covenants and agrees to perform all of its obligations under the Escrow Agreement.

(b)   Covered Shares.

(i)   For purposes of this Agreement, "Covered Shares" shall mean shares of Acquiror Stock representing five percent of the issued and outstanding shares of Acquiror Stock as of the Transaction Closing Date, adjusted for any outstanding options, warrants and other securities convertible or exchangeable into shares of Acquiror Stock, provided, however that, except as provided in clause (D) of this Section 1(b)(i), the number of Covered Shares shall not include, and there shall be no adjustment for any of the following: (A) any options granted to employees of Acquiror or the Surviving Company under employee stock option plans(s) of Acquiror or the Surviving Company, as the case may be, (B) 10,000,000 warrants to purchase Acquiror Stock included in the units issued by Acquiror in its initial public offering, (C) 5,600,000 sponsor warrants purchased by the initial stockholders of Acquiror in a private placement conducted simultaneously with the consummation of Acquiror's initial public offering and (D) 1,250,000 shares of Acquiror Stock held in escrow pursuant to that certain Stock Escrow Agreement, dated as of May 10, 2013, among Acquiror, Continental Stock Transfer & Trust Company, as escrow agent and the sponsors of Acquiror party thereto (the "Escrowed Sponsors' Shares"), provided that the number of Covered Shares shall be increased to reflect five percent (5%) of the shares of Acquiror Stock described in this clause (D) if the condition to the release of such shares from escrow is satisfied.

(ii)   No later than five (5) Business Days following the release of the Escrowed Sponsors' Shares, Grantor shall (A) transfer to the Escrow Account an additional 62,500 shares of Acquiror Stock, which shares shall for all purposes hereof be included as Covered Shares and (B) shall deliver to NGS written confirmation that such transfer has been effected, provided, however, that if NGS becomes aware of any breach by Grantor of its obligations under this clause (ii), NGS shall notify Grantor of such breach, and Grantor shall remedy such breach promptly, and in any event with five Business Days of receipt of such notice from NGS.

2.   The Call Option.

(a)   The Call Option. Grantor hereby grants to NGS the right to purchase from Grantor the Covered Shares (the "Call Option") at a price of ten dollars ($10.00) per share (the "Exercise Price"), on the terms and subject to the conditions set forth herein. The Call Option shall be exercisable by NGS, in whole or in part, at any time, and from time to time, during the period beginning on the Transaction Closing Date and ending at 5:00 PM, local time, New York

City, New York, on the fifth anniversary of the Transaction Closing Date (the "Option Exercise Period").

(b)   Exercise of the Call Option. NGS may exercise the Call Option, in whole or in part, at any time and from time to time, by providing an irrevocable exercise notice in writing to the Escrow Agent and Grantor, with a copy to Acquiror (the "Notice of Exercise"), in the form attached hereto as Annex A at any time during the Option Exercise Period. The Notice of Exercise shall designate (i) whether the Call Option is being exercised for cash or on a cashless basis in accordance with the provisions of Section 2(c) hereof, (ii) the date on which the closing of the transactions contemplated by the Call Option is to take place, which date shall be no less than five (5) nor more than fifteen (15) business days from the date on which such Notice has been delivered (the "Option Closing Date") and (iii) if the Call Option is being exercised on a cashless basis, shall be signed by Grantor.

(c)   Cashless Exercise. NGS shall have the right to pay the Exercise Price for the Covered Shares set forth in a Notice of Exercise by returning to Grantor a number of Covered Shares with a Fair Market Value equal to, rounded to the nearest whole number, the total aggregate Exercise Price for the number of Covered Shares set forth in the corresponding Exercise Notice.

(i)   For the avoidance of doubt, NGS and Grantor agree that when the Call Option is being exercised on a cashless basis, the Notice of Exercise shall set forth (A) the Fair Market Value for a Covered Shares; (B) the number of Covered Shares that are the subject of the Exercise Notice; and (C) the number of Covered Shares to be released to Grantor in satisfaction of the total aggregate Exercise Price for the Covered Shares that are the subject of such Exercise Notice (such shares to be released to Grantor, the "Consideration Shares"). Fair Market Value will be determined as of the date of the Notice of Exercise.

(ii)   For the purposes hereof, "Fair Market Value" means (A) if shares of the Acquiror Stock are listed on a Major Exchange, then the average closing price of such shares on such Major Exchange for the five (5) trading days ending on the trading day immediately preceding the date on which the fair market value determination is to be made; and (B) if such stock is not reported on a Major Exchange, then the fair market value per share shall be determined by an reputable investment banker with experience valuing companies in the industry in which the Acquiror operates, selected by NGS with the consent of Grantor, which consent shall not be unreasonably withheld. For the purposes hereof, "Major Exchange" means either the New York Stock Exchange or National Association of Securities Dealers, Inc.

(d)   Closing of the Call Option. On each Option Closing Date, the Escrow Agent shall release to NGS that number of Covered Shares set forth in the Notice of Exercise corresponding to such Option Closing Date against either payment of the Exercise Price by NGS to the Escrow Agent into escrow for that number of Covered Shares set forth in the Notice of

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Exercise or release of the Consideration Shares, as the case may be. If the Call Option is being exercised for cash, NGS shall pay the Exercise Price by wire transfer of immediately available funds for the Covered Shares to the Escrow Agent into escrow in accordance with the wire transfer instructions set forth in the Escrow Agreement. Substantially concurrently with the release by the Escrow Agent of Covered Shares to NGS, the Escrow Agent shall (i) when the Call Option is exercised for cash, release by wire transfer of immediately available funds to such account as Grantor may specify the Exercise Price paid by NGS for such Covered Shares or (ii) when the Call Option is exercised by way of cashless exercise, the corresponding Consideration Shares. Such Covered Shares will be transferred to NGS free and clear of any security interest, lien, claim or other encumbrance of any kind (other than, subject to Sections 7(d) and (e) of this Agreement, (i) the restrictions set forth in Section 7(b) of this Agreement, (ii) the restrictions set forth in the Investment Subscription and Registration Rights Agreement dated as of the Transaction Closing Date, by and among Acquiror and the Investors party thereto (the "Registration Rights Agreement") and (iii) restrictions on transfer under applicable securities laws). NGS shall be responsible for its own taxes relating to this Agreement, and will bear and pay any transfer, property, documentary, sales, use, stamp, registration or other similar taxes imposed in connection with the purchase and sale and/or receipt of Option Shares pursuant to this Agreement.

(e)   Expiration of Call Option. On the third business day following the later of (i) the expiration of the Option Exercise Period or (ii) any Option Closing Date specified in a Notice of Exercise provided by NGS on or before the expiration of the Option Exercise Period, any Covered Shares not previously released to NGS upon the exercise of a Call Option shall be released by the Escrow Agent to Grantor.

3.   **Rights Prior to Closing of the Call Option.** The grant of the Call Option hereunder shall not confer upon NGS any rights as a shareholder of Acquiror unless and until the Call Option is duly exercised by NGS and Covered Shares are transferred to NGS. Grantor shall be entitled to retain any distributions or payments made by the Acquiror in respect of any Covered Shares prior to the Option Closing Date applicable to such Covered Shares. Nothing contained in this Agreement shall limit or impair Grantor's right to exercise any voting powers associated with the Covered Shares, and Grantor shall not be liable to NGS under this Agreement for any action taken or omitted to be taken by Grantor with respect to the voting of the Covered Shares prior to the Option Closing Date applicable to such Covered Shares.

4.   **Representations and Warranties of Grantor.** Grantor represents and warrants to NGS that as of the Transaction Closing Date and as of any applicable Option Exercise Date that:

(a)   On the Transaction Closing Date, Grantor shall be the sole registered legal and beneficial owner of the Covered Shares, with the sole power and authority to transfer the Covered Shares, subject to (i) the restrictions set forth in Section 1(a) and Section 7(b) of this Agreement, (ii) the terms of the Escrow Agreement, (iii) the restrictions set forth in the Registration Rights Agreement and (iv) restrictions on transfer under applicable securities laws, provided, however, that notwithstanding the foregoing, nothing contained in the Registration Rights Agreement shall prevent the consummation of the transactions contemplated hereby or the transfer of legal and beneficial ownership of the Covered Shares to NGS.

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(b)   The Covered Shares are free and clear of any security interest, lien, claim or other encumbrance of any kind, other than (i) the restrictions set forth in Section 1(a) and Section 7(b) of this Agreement, (ii) the terms of the Escrow Agreement, (iii) the restrictions set forth in the Registration Rights Agreement and (iv) restrictions on transfer under applicable securities laws.

     5.   **Representations and Warranties of NGS.** NGS represents and warrants to Grantor and Acquiror that as of the date hereof and as of any applicable Option Exercise Date that:

     (a)   unless as of an applicable Option Closing Date, the Option Shares may be offered or sold by NGS pursuant to an effective registration statement under the Securities Act (as defined herein) or pursuant to an applicable exemption from registration under the Securities Act, NGS is acquiring the Option Shares for its own account, for investment and not with a view to any distribution thereof in violation of applicable securities laws;

     (b)   NGS acknowledges that (i) the Covered Shares have not, as of the date hereof, and as of an applicable Option Closing Date, may not have, been registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated by the Securities Exchange Commission thereunder (the "Securities Act"), and have been issued by the Acquiror in transactions exempt from the registration requirements of the Securities Act, and (ii) the Covered Shares may not be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from registration under the Securities Act; and

     (c)   NGS is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act and it understands that, with the sole exception of those representations and warranties in Section 6, none of Grantor or Acquiror makes any representation or warranty whatsoever with respect to the business, condition (financial or otherwise), properties, prospects, creditworthiness, status or affairs of Acquiror, or with respect to the value of the Covered Shares.

     6.   **Representations and Warranties of Acquiror.** Acquiror represents and warrants to Grantor that as of the Transaction Closing Date that:

     (a)   The authorized capital stock of Acquiror consists of 200,000,000 shares of Acquiror Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share.

     (b)   45,017,787 shares of Acquiror Stock are issued and outstanding, assuming (i) no warrants to purchase Acquiror Stock are exercised between the date hereof and the Transaction Closing Date, (ii) no holders of Acquiror Stock exercise conversion rights and (iii) no holders of Acquiror Stock exercise appraisal rights.

     (c)   3,982,212 shares of Acquiror Stock are reserved for issuance pursuant to employee stock option plan(s) of Acquiror or the Surviving Company, as the case may be.

     (d)   18,600,000 shares of Acquiror Stock reserved for issuance pursuant to (i) 10,000,000 warrants to purchase Acquiror Stock included in the units issued by Acquiror in its initial public offering, (ii) 5,600,000 sponsor warrants purchased by the initial stockholders of Acquiror in a private placement conducted simultaneously with the consummation of Acquiror's initial public offering,(iii) 500,000 warrants to purchase Acquiror Stock at a price of $11.50 per share upon the conversion of certain promissory notes issued by Acquiror to Capital Acquisition Management 2 LLC and certain of its officers and directors and (iv) subject to the approval of the Acquiror 2015 Long Term Incentive Plan by the requisite holders of Acquiror Stock, 2,500,000 shares of Acquiror Stock for grants to officers, directors and employees of Acquiror under such plan.

(e)   Except as set forth in Sections 6(b), (c), and (d), no equity interests in Acquiror are outstanding.

The representations and warranties of Acquiror set forth in this Section 6 shall survive until the one year anniversary of the Transaction Closing Date.

7.   Restrictions on Transfer; Cooperation.

(a)   The Call Option shall not be transferable by NGS without the prior written consent of each of Grantor and Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that such consent shall not be required for any transfer by NGS to any affiliate of NGS provided that NGS delivers prior written notice thereof to Grantor and Acquiror. The Call Option may not be assigned, mortgaged, or pledged as security or collateral for any obligation of NGS.

(b)   During the Option Exercise Period, NGS shall not Transfer any Option Shares, provided, however, that the foregoing restriction shall lapse as to a percentage of the Option Shares equal to the quotient (expressed as a percentage) obtained by dividing (x) the number of shares of Acquiror Stock issued to Grantor in connection with the Transaction that are Transferred by Grantor prior to the fifth anniversary of the Transaction Closing Date by (y) the difference between the number of shares of Acquiror Stock issued to Grantor in connection with the Transaction and the Covered Shares.

(c)   NGS consents to the placement of a restrictive legend in the following form (or one to substantially similar effect) on the certificates representing the Option Shares:

> "THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER PURSUANT TO THAT CERTAIN CALL OPTION AGREEMENT DATED AS OF APRIL 27, 2015."

(d)   At any time and from time to time prior to the expiration of the Option Exercise Period, if Acquiror records in its books or records a Transfer by Grantor of shares of Acquiror Stock issued to Grantor in connection with the Transaction, Acquiror shall promptly provide notice to NGS of the total number of shares of Acquiror Stock issued to Grantor in connection with the Transaction that have been Transferred by Grantor, provided, however, that if NGS becomes aware of any breach by Acquiror of its obligations under this Section 7(d), NGS shall notify Acquiror of such breach, and Acquiror shall remedy such breach promptly, and in any event within five Business Days of receipt of such notice from NGS.

(e)　　At any time after the restrictions on Transfer on any Option Shares pursuant to Section 7(b) have lapsed, Acquiror shall, upon request made by NGS,

　　　　(i)　　cooperate with any request made by NGS to remove the restrictive legend from the certificates representing such Option Shares; and

　　　　(ii)　　enter into a customary registration rights agreement with NGS on substantially similar terms as the Registration Rights Agreement between Grantor and Acquiror.

(f)　　If the condition to the release of the Escrowed Sponsors' Shares is satisfied, upon request made by NGS, Acquiror shall promptly provide written notice to NGS and Grantor that such condition has been satisfied.

8.　　Miscellaneous.

(a)　　The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors; provided, however, that no party shall be permitted to assign any of its rights under this Agreement without the prior written consent of the other parties hereto. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto.

(b)　　All references to numbers of shares or price per share in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Acquiror Stock occurring after the date of this Agreement.

(c)　　This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all previous oral and written agreements and all contemporaneous oral negotiations, commitments, writings and understandings. This Agreement shall not be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

(d)　　This Agreement shall terminate and be of no further force and effect upon the termination of the Merger Agreement in accordance with its terms.

(e)　　No waiver or modification of this Agreement shall be binding unless it is in a writing signed by the affected party. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of time for performance of any other obligations or acts.

(f)　　This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures or signatures received as a .pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

(g)   In addition to any and all remedies that may be available at law in the event of any breach of this Agreement, each party hereto shall be entitled to specific performance of the agreements and obligations of the other parties hereto under this Agreement, and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

(h)   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

(i)   All definitions in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." All references to "party" and "parties" shall be deemed references to the parties to this Agreement unless the context shall otherwise require. All references to Sections shall be deemed references to Sections of this Agreement, unless the context shall otherwise require. The terms "hereof", "hereunder" and similar expressions refer to this Agreement as a whole and not to any particular Section or other portion hereof and include any agreement supplemental hereto. The conjunction "or" shall be understood in its inclusive sense (and/or). The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(j)   Any notice or other communication required or which may be given hereunder shall be in writing and will be deemed delivered and received (i) upon receipt if delivered personally, (ii) four business days after the date of mailing if mailed, certified or registered mail, return receipt requested, postage prepaid, (iii) on the next business day if sent by private overnight national courier service providing proof of delivery or (iv) if sent by e-mail of a .pdf attachment, on the date of confirmation of receipt by non-automated reply e-mail from the recipient. All such notices or other communications shall be sent as follows:

If to Acquiror, to:

Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C.
Attn: Chief Financial Officer
E-mail: dyson@capitolacquisition.com

If to Grantor, to:

     Sven-Olof Lindblad
     Lindblad Expeditions, Inc.
     96 Morton Street
     New York, NY 10014
     E-mail: svenl@expeditions.com

If to NGS, to:

     National Geographic Society
     1145 Seventeenth Street, NW
     Washington, D.C. 20036
     Attn: Michael Ulica - Chief Financial Officer
     E-mail: mulica@ngs.org

The parties may change the persons and addresses to which the notices or other communications are to be sent by giving written notice to any such change in the manner provided herein for giving notice.

[Signature Page Follows]

WITNESS the execution of this Agreement as of the date first above written.

SVEN-OLOF LINDBLAD



By: _____

NATIONAL GEOGRAPHIC SOCIETY

By: _____
    Name:
    Title:

CAPITOL ACQUISITION CORP. II

By: _____
    Name:
    Title:

ESCROW AGENT

By: _____
    Name:
    Title:

(Escrow Agreement Signature Page)

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

SVEN-OLOF LINDBLAD

_____

NATIONAL GEOGRAPHIC SOCIETY

By: _____
    Name: Michael L. Ulica
    Title: CFO

CAPITOL ACQUISITION CORP. II

By: _____
    Name:
    Title:

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

SVEN-OLOF LINDBLAD

____

NATIONAL GEOGRAPHIC SOCIETY

By:______________________________
Name:
Title:

CAPITOL ACQUISITION CORP. II

By:______________________________
Name: L. DYSON DRYDEN
Title: CFO

[Signature Page to Call Option Agreement]

FORM OF STOCK ESCROW AGREEMENT

STOCK ESCROW AGREEMENT

THIS STOCK ESCROW AGREEMENT, is dated as of _____, 2015 (this "Agreement"), by and among NATIONAL GEOGRAPHIC SOCIETY, a District of Columbia non-profit corporation ("NGS"), SVEN-OLOF LINDBLAD, an individual resident in the State of New York ("Grantor", and together with NGS, the "Escrow Parties"), _____(the "Escrow Agent") and CAPITOL ACQUISITION CORP. II, a Delaware corporation ("Acquiror") .

WHEREAS, Grantor, pursuant to that certain Call Option Agreement dated as of April __, 2015 (the "Call Option Agreement") has granted to NGS the right to purchase certain shares of common stock of Acquiror from Grantor on the terms set forth in the Call Option Agreement; and

WHEREAS, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Call Option Agreement; and

WHEREAS, pursuant to the terms of the Call Option Agreement, Grantor has agreed to cause _____ shares of Acquiror Stock, being the Covered Shares issued on the Transaction Closing Date, to be deposited in escrow as hereinafter provided; and

WHEREAS, NGS and Grantor desire that the Escrow Agent accept the Covered Shares, in escrow, to be held and disbursed as hereinafter provided; and

WHEREAS, Acquiror agrees to cooperate with the Escrow Parties and the Escrow Agent with respect to the matters set forth in Sections 3.1, 3.2, 3.3 and 5.4 of this Agreement.

IT IS AGREED:

1.   Appointment of Escrow Agent. NGS and Grantor hereby appoint the Escrow Agent to act in accordance with and subject to the terms of this Agreement, and the Escrow Agent hereby accepts such appointment and agrees to act in accordance with and subject to such terms.

2.   Deposit of Shares. In accordance with Section 1(a) of the Call Option Agreement, Grantor, concurrently with the execution and delivery of this Agreement, (a) has caused Acquiror to deliver to the Escrow Agent share certificates representing the Covered Shares, to be held and disbursed pursuant to the terms and subject to the conditions of this Agreement and (b) delivered to Escrow Agent [ten (10)] duly executed stock powers corresponding to the initial share certificate for the Covered Shares delivered to the Escrow Agent and any replacement certificate therefor (and any subsequent certificate), with the number of Covered Shares corresponding thereto left blank. Grantor acknowledges that the certificate(s) representing the Covered Shares are legended to reflect the deposit of such shares under this Agreement. The Covered Shares received by the Escrow Agent and the accompanying stock powers, and held in escrow from time to time by the Escrow Agent, are referred to herein as the "Escrow Property".

3.   Disbursement of the Escrow Property.

3.1   Upon receipt of a Notice of Exercise for such number of Covered Shares representing all of the Escrow Property, the Escrow Agent shall promptly request from Acquiror one or more new share certificates, free of the legend described in Section 2, evidencing the Covered Shares. Acquiror agrees to promptly deliver to the Escrow Agent share certificates evidencing Acquiror Stock in accordance with such request. For the purposes of this Section 3.1, the number of Covered Shares specified in a Notice of Exercise shall not include any Additional Covered Shares included in such number of Covered Shares.

3.2   Upon receipt of a Notice of Exercise for such number of Covered Shares representing less than all of the Escrow Property, the Escrow Agent shall promptly request from Acquiror new share certificates evidencing the Escrow Property, such that (i) one or more certificates, free of the legend described in Section 2, evidences that number of Covered Shares set forth in the Notice of Exercise, and (ii) one or more certificates evidences that number of Covered Shares to be retained by the Escrow Agent as Escrow Property. Acquiror agrees to promptly deliver to the Escrow Agent share certificates evidencing Acquiror Stock in accordance with such request.

3.3   On an Option Closing Date, promptly following receipt by the Escrow Agent of payment into escrow of the Exercise Price with respect to the Covered Shares to be purchased by NGS on such Option Closing Date (the "Exercise Payment"), the Escrow Agent shall (a) convey, transfer and deliver to NGS certificates, free of the legend described in Section 2, representing the number of Covered Shares set forth in the Notice of Exercise, accompanied by a stock power duly executed by Grantor and completed by the Escrow Agent to reflect the number of covered shares so transferred (provided, however, that if the Escrow Agent has requested new share certificates from Acquiror pursuant to Section 3.1 or Section 3.2 above and such share certificates have not been delivered to the Escrow Agent prior to the receipt of the Exercise Payment on the corresponding Option Closing Date, the Escrow Agent shall not be required to deliver to NGS certificates representing the number of Covered Shares set forth in the applicable Notice of Exercise until such time as share certificates are received from Acquiror, provided further, however, that notwithstanding any such delay in delivery of share certificates representing the Covered Shares to be transferred to NGS, Acquiror shall take all necessary actions to cause the change in ownership of such Covered Shares to be duly recorded in the books and records of Acquiror) and (b) pay the Exercise Payment to Grantor by wire transfer of immediately available funds to such account as Grantor may specify.

3.4   Payment by NGS of any Exercise Payment to the Escrow Agent shall be made by wire transfer of immediately available funds in accordance with the following:

[INSERT Wire Transfer Instructions for Escrow Agent]

3.5   The Escrow Agent shall be authorized to deliver any portion of the Escrow Property as directed in any final and nonappealable order of a court of competent jurisdiction with respect to the transfer or release of the Escrow Property.

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3.6   On the later of (i) the fifth anniversary of the date hereof or (ii) five (5) business days following the Option Closing Date last to occur with respect to all Option Exercise Notices delivered to the Escrow Agent on or before the fifth anniversary of the date hereof (the "Escrow Termination Date"), the Escrow Agent shall promptly transfer and deliver to Grantor any Escrow Property then remaining in the custody of the Escrow Agent.

4.   Rights of Grantor in Escrow Property.

4.1   Voting Rights as a Stockholder. Grantor shall retain all of his rights as a stockholder of Acquiror with respect to all Covered Shares held in escrow pursuant to this Agreement, including, without limitation, the right to vote such shares.

4.2   Dividends and Other Distributions in Respect of the Escrow Property. For as long as any Covered Shares are held in escrow pursuant to this Agreement, all distributions and payments made by Acquiror with respect to the Covered Shares shall be paid to Grantor.

5.   Concerning the Escrow Agent.

5.1   Good Faith Reliance. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

5.2   Indemnification. The Escrow Agent shall be indemnified and held harmless by Grantor and NGS from and against any expenses, including reasonable counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, or the Escrow Property held by it hereunder, other than expenses or losses arising from the gross negligence or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in the nature of interpleader in an appropriate court to determine ownership or disposition of the Escrow Property or it may deposit the Escrow Property with the clerk of any appropriate court or it may retain the Escrow Property pending receipt of a final, non-appealable order of a court having jurisdiction over all of the parties hereto directing to whom and under what circumstances the Escrow Property is to be disbursed and delivered. The provisions of this Section 5.2 shall survive in the event the Escrow Agent resigns or is discharged pursuant to Sections 5.5 or 5.6 below.

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5.3   Compensation. The Escrow Agent shall be entitled to reasonable compensation from the Escrow Parties for all services rendered by it hereunder, which shall be borne equally by the Escrow Parties. The Escrow Agent shall also be entitled to reimbursement from the Escrow Parties for all reasonable expenses paid or incurred by it in the administration of its duties hereunder including, but not limited to, all counsel, advisors' and agents' fees and disbursements and all taxes or other governmental charges, with all such expenses borne by the Escrow Parties.

5.4   Further Assurances. From time to time on and after the date hereof, the Escrow Parties and Acquiror shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

5.5   Resignation. The Escrow Agent may resign at any time and be discharged from its duties as escrow agent hereunder by its giving the other parties hereto written notice and such resignation shall become effective as hereinafter provided. Upon receipt of such written notice from the Escrow Agent, the Escrow Parties shall promptly meet and reasonably cooperate in appointing a successor escrow agent. The resignation of the Escrow Agent shall become effective at such time that the Escrow Agent shall turn over to a successor escrow agent appointed by the Escrow Parties the Escrow Property held hereunder subject to the terms hereof. If no new escrow agent is so appointed within the 60-day period following the giving of such notice of resignation, the Escrow Agent may deposit the Escrow Property with any court it reasonably deems appropriate in the State of New York.

5.6   Discharge of Escrow Agent. The Escrow Agent shall resign and be discharged from its duties as escrow agent hereunder if so requested in writing at any time by the other parties hereto, jointly, provided, however, that such resignation shall become effective only upon acceptance of appointment by a successor escrow agent as provided in Section 5.5.

5.7   Liability. Notwithstanding anything herein to the contrary, the Escrow Agent shall not be relieved from liability hereunder for its own gross negligence, fraud or willful misconduct.

6.   Miscellaneous.

6.1   Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such personal jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

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6.2   Entire Agreement. This Agreement contains the entire agreement of the parties hereto with respect to the subject matter hereof and, except as expressly provided herein, may not be changed or modified except by an instrument in writing signed by the party to be charged.

6.3   Interpretation. All definitions in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." All references to "party" and "parties" shall be deemed references to the parties to this Agreement unless the context shall otherwise require. All references to Sections shall be deemed references to Sections of this Agreement, unless the context shall otherwise require. The terms "hereof", "hereunder" and similar expressions refer to this Agreement as a whole and not to any particular Section or other portion hereof and include any agreement supplemental hereto. The conjunction "or" shall be understood in its inclusive sense (and/or). The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

6.4   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their legal representatives, successors and assigns.

6.5   Waiver and Modification. No waiver or modification of this Agreement shall be binding unless it is in a writing signed by the affected party. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of time for performance of any other obligations or acts.

6.6   Notices. Any notice or other communication required or which may be given hereunder shall be in writing and will be deemed delivered and received (a) upon receipt if delivered personally, (b) four business days after the date of mailing if mailed, certified or registered mail, return receipt requested, postage prepaid, (c) on the next business day if sent by private overnight national courier service providing proof of delivery or (d) if sent by e-mail of a .pdf attachment, on the date of confirmation of receipt by non-automated replay e-mail from the recipient. All such notices or other communications shall be sent as follows:

If to Acquiror, to:

Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C.
Attn: Chief Executive Officer
E-mail: [•]

1136638.02-NYCSR01A - MSW

If to Grantor, to:

> Sven-Olof Lindblad
> Lindblad Expeditions, Inc.
> 96 Morton Street
> New York, NY 10014
> E-mail: [•]

If to NGS, to:

> National Geographic Society
> 1145 Seventeenth Street, NW
> Washington, D.C. 20036
> Attn: [Lynn Cutter]
> E-mail: [•]

and if to the Escrow Agent, to:

> [•]

The parties may change the persons and addresses to which the notices or other communications are to be sent by giving written notice to any such change in the manner provided herein for giving notice.

    6.7   <u>Counterparts</u>. This Agreement may be executed in several counterparts, each one of which shall constitute an original and may be delivered by facsimile transmission and together shall constitute one instrument.

[Signature Page Follows]

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WITNESS the execution of this Agreement as of the date first above written.

SVEN-OLOF LINDBLAD

_____

NATIONAL GEOGRAPHIC SOCIETY

By: _____
    Name:
    Title:

CAPITOL ACQUISITION CORP. II

By: _____
    Name:
    Title:

[ESCROW AGENT]

By: _____
    Name:
    Title:

[Signature Page to Stock Escrow Agreement]

NOTICE OF EXERCISE

To: [Escrow Agent]

Ladies and Gentlemen:

Reference is hereby made to that certain Call Option Agreement, dated April __, 2015 by and among the National Geographic Society ("NGS"), Capital Acquisition Corp. II and Sven-Olof Lindblad ("Grantor"). Capitalized terms used and not defined herein shall have the meanings ascribed thereto in the Call Option Agreement.

1. In accordance with Section 2(b) of the Call Option Agreement, NGS hereby notifies Escrow Agent and Grantor of its intent to exercise its option to purchase from Grantor _____ Covered Shares.
2. The Exercise Price for the Covered Shares to be purchased upon the exercise of the Call Option will be paid as follows:
    2.1. *Alternative 1: CHECK HERE* [_____] if the Call Option is being exercised for cash.
        2.1.1. If the Call Option is exercised for cash, the total aggregate Exercise Price for the Covered Shares is _____.
    2.2. *Alternative 2: CHECK HERE* [_____] if the Call Option is being exercised on a cashless basis.
        2.2.1. The Fair Market Value for a Covered Share is _____.
        2.2.2. The number of Covered Shares subject to the exercise and to be transferred to NGS is _____.
        2.2.3. The number of Consideration Shares to be released to Grantor is
    _____.
3. Pursuant to Section 2(b) of the Call Option Agreement, Option Closing Date is _____.

NATIONAL GEOGRAPHIC SOCIETY

By: _____
Name:
Title:
[Only if *Alternative 2* selected, to be counter signed by Grantor]

_____
Sven-Olof Lindblad
Grantor

cc: Capitol Acquisition Corp. II
    Sven-Olof Lindblad